MAIL STOP 3561

      August 1, 2005

James P. Wilson, Chief Executive Officer
JK Acquisition Corp.
1775 Broadway, Ste. 604
New York, NY  10019

Re:	JK Acquisition Corp.
Amendment No. 2 to Registration Statement on
Form S-1
Filed July 14, 2005
File No. 333-125211

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that you will seek listing on the American Stock
Exchange.
Please advise us of the basis for the noted disclosure. Advise us of the standard you seek to list under and how you satisfy the criteria under such standard.

Prospectus Summary, page 3

2. We note your response to comment six of our letter dated July
7,
2005. We are not able to locate the disclosure that indicates if management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to search or locate a target business or assets. Please advise or revise.

Risk Factors, page 8

3. We note your response to comment 12. We do not understand the modified disclosure that "[a]ll vendors . . . we engage execute agreements with us waiving any right . . . or claim . . . to any monies held in the trust account." Please advise. Did you mean to include the word "will" in that sentence? If so, please reconcile the noted sentence with the immediate following sentence. Revise to clarify how they will execute agreements waiving claims to money held in trust, yet not agree the prohibition against seeking recourse from the trust account.

4. In risk factor eight, you state that there will be 10,900,000 authorized but unissued shares of common stock available for issuance immediately after this offering. Please provide us with your calculations that helped you arrive at that balance.

5. Please add a separate risk factor utilizing publicly available information to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and discuss the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow with respect to these offerings.

Use of Proceeds, page 17

6. We note your response to comments 19 and 20. We note the additional disclosure that you "do not intend to use any material portion" of the non-trust funds as a deposit or lock-up payment. Considering you have no company under consideration, it would appear you are not able to quantify or approximate how much a potential lockup or deposit would require. In the event that you make a deposit and such deposit is of a size that would deplete enough of your non-trust proceeds, you may need additional funds to satisfy all of the expenses attendant with consummating a business combination.
Please revise to clarify how you will satisfy such expenses. Is it possible that you will have to rely upon advances from insiders there by increasing the amount excess out-of-pocket expenses that could be reimbursed following a business combination? If you fully expend the non-trust funds, please advise how you will continue your search and consummation of a business combination. Is management obligated to advance you the money?

7. We note your response to comments 30 and 36. It would appear that you will include, if obtained, the independent investment banking firm`s opinion in documents filed with the Commission. Please revise to reflect this commitment in the prospectus.

8. We note your response to comment 31. We understood that the initial shares did not have conversion rights. We are looking at it from the prospective of the average price existing shareholders pay
for their "equity stake."  Because they received their initial shares
at very minimal prices, they would not be affected in the same proportion by exercising their conversion rights if they decide to do
so.  For instance, James Wilson will own 10.8% of the company after
the offering due to his current holdings.  If Mr. Wilson purchased an
additional 10.8%, and then decided to exercise his conversion rights
with respect to that same 10.8%, he would have effectively contributed $0.6425 per share to the company for his original 10.8%
equity stake and the warrants that were part of the units. An investor who purchases 21.6% of your units and then decides to convert 10.8% of his shares will have effectively paid $6.63 per share for his 10.8% equity stake and warrants. As such, we are still of the opinion that the prior comment 31 applies. Please advise.

9. We note your response to comment 32. Our prior comment was addressing shares "acquired after the offering." Please review the prior comment and advise or revise accordingly.

Principal Stockholders, page 35

10. We note the additional disclosure that the warrant purchases demonstrate confidence in your ultimate ability to consummate a business transaction. That statement appears to apply when your control persons are making the purchases. Please revise to clarify that the noted statement only applies when insiders make purchases or explain how it applies when "designees" make the public market purchases.

Certain Relationships and Related Transactions, page 37

11. We note your response to comment 38 and your disclosure that several insiders "may be deemed" to be your promoters. Item 404(d)
of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of
Regulation C and revise to identify your promoters without qualifying the disclosure.

Shares Eligible for Future Sale, page 40

12. We reissue comment 40. Please revise to discuss the dates at which restricted shares are able to be resold pursuant to Rule
144.

Financial Statements

13. With respect to our previous comment 45, we have read your supplemental response. Due to the fact that the underwriter purchase options (UPO) represents a financial commitment of the company, we believe the requested disclosures are necessary. Hence, please revise the notes to the financial statements to disclose the significant terms of the UPO, including the material terms discussed on page 43, as well as any net settlement provisions. Disclose how you intend to account for UPO and include the estimated fair value and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of
FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Part II

Exhibits

14. We note your response to comment 49 and reissue the comment. Paragraph 6.2 states that if neither party is able to find a suitable purchaser, the offering "may be terminated." If an amount greater than 10% of the units were defaulted and no alternative financing options are accepted, please advise of the consequence.

15. We note your response to comment 50. We reissue the comment. The comment was not seeking the purpose of the public market warrant purchases. In exhibit 10.11, we note that "FBW agrees to fill such order in such amounts and at such times as instructed by the undersigned during the ninety-day trading period commencing on the Separation Date." Please explain the implication of the noted term from your warrant purchase agreement.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Fred Stovall
	Fax #  (214) 758-1550

Jeffrey Davidson, Chief Executive Officer
JK Acquisitions Corp.
August 1, 2005
Page 1